UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-04186

(Check One):      [ ] Form 10-K and 10-KSB  [ ] Form 20-F   [ ] Form 11-K
                  [X] Form 10-Q and 10-QSB  [ ] Form N-SAR



                      For Period Ended: September 30, 2005



      Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.  REGISTRANT INFORMATION

                           THE SAGEMARK COMPANIES LTD.
--------------------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
--------------------------------------------------------------------------------
                            Former Name if Applicable

        1285 Avenue of the Americas, 35th Floor, New York, New York 10019
--------------------------------------------------------------------------------
                      Address of Principal Executive Office

PART II.      RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
                                                                        [X]

         (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable                      [ ]


PART III.     NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Our office in Boca Raton Florida, where our corporate books and records are located, our financial statements are prepared, and our annual independent audits and quarterly reviews are conducted, was hit by Hurricane Wilma on Monday, October 24, 2005. As a result of such hurricane, there was significant damage to the area and our office complex. Our Boca Raton office and the homes of our staff were without basic services, electric power, telephone service and Internet service for ten days. Additionally, our auditors were unable to travel from their office in New Jersey to the devastated area to review our books and records for the period ended September 30, 2005 when originally scheduled due to the extensive damage in the area and lack of basic services, electric power, telephone and Internet services and lodging. Due to this hardship, together with various delays in receiving certain information (some of which were related to Hurricane Wilma), including unaudited quarterly financial statements from our investment in an unconsolidated affiliate (Trident Growth Fund L.P.), as well as from a number of health care facilities to which we provide administrative services pursuant to various administrative and services agreements (one of which is located in Hialeah, Florida and was also hit severely by Hurricane Wilma), the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV.      OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  George W. Mahoney, Chief Financial Officer: 212.554.4219

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ ] Yes    [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


                           THE SAGEMARK COMPANES LTD.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 14, 2005                By: /s/ GEORGE W. MAHONEY
                                             -----------------------------------
                                             Name:   George W. Mahoney
                                             Title:  Chief Financial Officer